SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

                       (Rule 13d-101)
          Under the Securities Exchange Act of 1934



               CenterSpan Communications Corp.
                      (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)

                          886027101
                       (CUSIP Number)

                      Peter R. Kellogg

                        120 Broadway
                  New York, New York 10271
        (Name, address and telephone number of person
      authorized to receive notices and communications)



                      December 27, 2000
(Date of event which requires filing of this statement)

              (Continued on following page(s))

                      Page 1 of 5 Pages
Cusip No. 886027101                   Page 2 of 5
_______________________________________________________
1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Peter R. Kellogg
_____________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a)
                            (b) X
_____________________________________________________
3. SEC USE ONLY
_____________________________________________________
4. SOURCE OF FUNDS:
_____________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E)

___________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   USA_______________________________________________

Number of      7. SOLE VOTING POWER NUMBER OF SHARES

Shares         _______1,264,886__(1)_______________
               8. SHARED VOTING POWER
Beneficially
               _______0               _______________
Owned by Each  9. SOLE DISPOSITIVE POWER

Reporting      _______1,264,886_(1)_________________
               10.SHARED DISPOSITIVE POWER
Person With
______________________ 0         _ _______________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

___1,264,886  ____________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
_____________________________________________________
(1) 273,853 are restricted shares.
Cusip No. 886027101                  Page 3 of 5

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.262%
_____________________________________________________
14.  TYPE OF REPORTING PERSON - IN
___________________________________________________
Item 1. Security and Issuer
      The class  of security to which this statement relates
is Common Stock  (the  "Common   Stock"), of CenterSpan
Communications Corp., an Oregon Corporation (the "Issuer"). The address of the principal executive office of the Issuer is: 7175 NW Evergreen Parkway, #400, Hillsboro, Oregon, 97124.

Item 2.  Identity and Background

     The person filing this Statement is Peter R. Kellogg. This statement also contains information regarding shares of Common Stock owned by I.A.T. Reinsurance Syndicate Ltd. ("IAT"), a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims the existence of a group for purposes of Section 13 (d) of the Securities Exchange Act of 1934 ("Act"), and he disclaims beneficial ownership of shares owned by such other persons and entities.

Mr. Kellogg's principal occupation is:
Senior Managing Director
Spear, Leeds & Kellogg
120 Broadway
New York, New York 10271

IAT's business address is:
Spear, Leeds & Kellogg
120 Broadway
New York, New York 10271

Spear, Leeds & Kellogg is a registered securities broker-dealer.

IAT is a reinsurance company incorporated in Bermuda.

During the last five years, neither Mr. Kellogg, nor any
executive officer of IAT, has been convicted in a criminal
proceeding nor have they been a party to a civil proceeding
of a judicial or administrative body of competent
jurisdiction as a result of which such person was or is
Cusip No. 886027101                  Page 4 of 5

subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Kellogg is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Common Stock recently purchased by Peter Kellogg and IAT was $564,697.00, which came from available funds.

Item 4.  Purpose of Transaction

     The Common Stock was acquired by Peter Kellogg and IAT for investment purposes only. Neither IAT, nor Mr. Kellogg have plans or proposals related to or which would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

     IAT and Mr. Kellogg may determine to purchase additional shares of Common Stock at any time and from time to time, subject to market and general economic conditions, and any purchase or purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Mr. Kellogg may also sell or otherwise dispose of shares of Common Stock owned directly or indirectly by him at any time or from time to time, although he has no present plans or proposals to do so. Any purchases or sales by Mr. Kellogg may be in the open market, in a privately negotiated transaction or otherwise.

Item 5.  Interest in Securities of the Issuer
     (a) As of December 29, 2000, Mr. Kellogg may be deemed the beneficial owner of 1,264,886 shares of the Common Stock of CenterSpan Communications Corp., constituting approximately 20.262% of the common stock outstanding. Of those shares, 765,986 were owned by Mr. Kellogg personally and 498,900 were owned by IAT. 273,853 shares owned by IAT are restricted.

     (b) Mr. Kellogg has the sole dispositive power with
respect to 1,264,886 shares of common stock, which he and
IAT own.
(c) The following table set forth information with
Cusip No. 886027101                         Page 5 of 5

respect to all purchases, sales or donations of the common stock by Mr. Kellogg and IAT for purposes of Section 13(d) of the 1934 Act since December 28, 2000.

               Number
Date of        of             Type of        Price
Transaction    Shares         Transaction    Per
Share
12/26/00       11,300         OTC Buy        11.15

12/27/00       30,000         OTC Buy        10.909

12/28/00        5,000         OTC Buy        10.644

12/29/00        5,400         OTC Buy        10.78

Item 6.   Contract Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

      All shares of Common Stock purchased by Mr. Kellogg were acquired on the basis of his independent investment decisions. Mr. Kellogg disclaims that he was or is a member of a "group," within the meaning of the Act and the Rules, with regard to the acquisition or holding of shares of Common Stock acquired or sold by Mr. Kellogg. Further, Mr. Kellogg has no arrangement, agreement or understanding with anyone with respect to the future acquisition, holding, disposition or voting of shares of Common Stock of the Issuer.

Item 7.  Material to be filed as Exhibits
     None.

                         SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.

Dated:  January 9, 2001            Peter R. Kellogg
                                   Peter R. Kellogg